VANITY EVENTS HOLDING, INC.
43 West 33 rd Street, Suite 600
New York, NY 10001

August 11, 2009

VIA ELECTRONIC SUBMISSION

Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Re:	Vanity Events Holding, Inc. (the “Company”)
Post-Effective Amendment to the Registration Statement on Form S-1
Filed July 7, 2009
File No. 333-151585

Ladies and Gentlemen:

The Company previously filed the above-referenced Post-Effective Amendment to the Form S-1 registration statement and hereby request that such registration statement be withdrawn at your earliest convenience. No securities were offered or sold pursuant to this Post-Effective Amendment. The Company requests this withdrawal due to the Public Accounting Oversight Board’s revocation of the registration of Drakeford & Drakeford, LLC, the accountants that audited the financial statements included in the Company’s Post-Effective Amendment to the Registration Statement on Form S-1.

If you have any questions concerning this matter, please contact the, Richard A. Friedman, Esq., of Sichenzia Ross Friedman Ference LLP, the Company’s attorneys, at (212) 930-9700.

Thank you for your assistance in this matter.

Vanity Events Holding, Inc.

By:	/s/ Steven Y. Moskowitz
Steven Y. Moskowitz
Chief Executive Officer